UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2026

Commission File Number: 001-38527

Uxin Limited

(Registrant’s Name)

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District,

Beijing 100102

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The Appointment of Mr. Wenbing Jing as President

Uxin Limited (“Uxin” or the “Company”) today announced its board of directors has resolved to appoint Mr. Wenbing Jing, who had served as the Chief Strategic Officer of the Company, as the President of the Company.

Mr. Jing rejoined Uxin in November 2021 as the Company’s Chief Strategy Officer. He has extensive experience in strategy and operation management. Prior to re-joining Uxin, Mr. Jing served as vice president as well as general manager of the used car department at Autohome Inc. (Nasdaq: ATHM). Prior to that, Mr. Jing had served various roles at Uxin from 2011 to 2019, including general manager of Uxin’s southern division, and executive president and Chief Strategy Officer of Uxin. Mr. Jing received his master of laws from the school of law of Cardiff University in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/ Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: April 13, 2026